EXHIBIT 11

NB CAPITAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE
(in thousand of US dollars, except per share amounts)

		Three-month period	Three-month period
		ended	ended
		September 30, 2005	September 30, 2004

Net income		$8,188	$8,742
Deduct: Senior preferred stock and series A preferred stock dividends		6,268	6,267
	(A)	$1,920	$2,475

Common share outstanding	(B)	100	100

Earning per share	(A/B)	$19	$25